UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 May 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure: Director Declaration

CRH plc

26th May 2010

Pursuant to paragraph 6.6.7 of the Listing Rules, CRH plc hereby notifies the following in relation to Ms. Maeve Carton, who was appointed a Director of the Company on 25th May 2010:

(a)        in the last five years Ms. Carton has not been a director of any publicly quoted company.

(b)        there are no details requiring disclosure for Ms. Carton under paragraph 6.6.7 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 26 May 2010

                                                                                                                                                                                                                                             By:___/s/Maeve Carton___

M. Carton
                                                        Finance Director